FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated December 12, 2007, announcing the granting of options and conditional share awards to directors of the Registrant and its subsidiaries, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant and its subsidiaries filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant and its subsidiaries’ shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant and its subsidiaries filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant and its subsidiaries’ shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

GRANTING OF CONDITIONAL SHARE AWARDS TO DIRECTORS OF

LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of conditional share awards by Sappi to the undermentioned directors of the Company and its major subsidiary companies:

Date of transaction	:	12 December 2007

Nature of transaction	:	Grants of Conditional Share Awards in terms of theSappi Limited Performance Share Incentive Plan

Strike price	:	Nil

Vesting dates for Conditional share awards	:	12 December 2011

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

The necessary authority in terms of 3.66 was obtained.

DIRECTOR’S NAME		COMPANY	NUMBER OF SHARES SUBJECT TO CONDITIONAL AWARDS

RJ	BOËTTGER	Sappi Limited	50,000
H	DE JONGH	Sappi Forest Products	16,000
BM	DICK	Sappi Forest Products	15,000
RD	HOPE	Sappi Fine Paper North America	35,000
JH	LABUSCHAGNE	Sappi Forest Products	40,000
VAR	LUBBE	Sappi Forest Products	18,000
DM	MNCUBE	Sappi Forest Products	18,000
CM	MOWATT	Sappi Forest Products	15,000
A	ROSSI	Sappi Forest Products	15,000
MR	THOMPSON	Sappi Limited	40,000
AD	TUBB	Sappi Forest Products	20,000
G	VAN AARDE	Sappi Forest Products	10,000
AJW	VAN DER MERWE	Sappi Forest Products	8,000
B	WIERSUM	Sappi Fine Paper Europe	40,000

GRANTING OF CONDITIONAL SHARE AWARDS TO DIRECTORS OF

LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of conditional share awards by Sappi to the undermentioned directors of the Company and its major subsidiary companies:

Date of transaction	:	12 December 2007

Nature of transaction	:	Grants of Conditional Share Awards in terms of theSappi Limited Performance Share Incentive Plan

Strike price	:	Nil

Vesting dates for Conditional share awards	:	12 December 2011

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

The necessary authority in terms of 3.66 was obtained.

DIRECTOR’S NAME		COMPANY	NUMBER OF SHARES SUBJECT TO CONDITIONAL AWARDS

LA	SWARTZ	Sappi Limited senior management	19,000

GRANTING OF OPTIONS TO DIRECTORS OF LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of options by Sappi to the undermentioned directors of the Company and its major subsidiary companies:

Date of transaction	:	12 December 2007

Nature of transaction	:	Grants of Options in terms of the Sappi Limited Share Incentive Scheme

Strike price	:	R91,32 per share option (Based on closing cum dividend share price on JSE on 3 December 2007, R93,50, less indicative dividend amount of R2,18 per share based on exchange rate on that day).

Vesting dates for Conditional share awards	:	Over 4 years at a rate of 25% per annum commencing 12 December 2008

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

The necessary authority in terms of 3.66 was obtained.

DIRECTOR’S NAME		COMPANY	NUMBER OF OPTIONS	VALUE

LJ	NEWMAN	Sappi International SA	4000	R365,280
DJ	O’CONNOR	Sappi Limited (Co Secretary)	3000	R273,960
J	PASSLER	Sappi International SA	5000	R456,600

ldocalldirectorsoptionsDEC2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 18, 2007

SAPPI LIMITED,
by	/s/ Laurence Newman
Name: Laurence Newman Title: Group Financial Controller